(212) 318-6906
michaelzuppone@paulhastings.com

August 13, 2010	43432.00152
VIA EDGAR AND BY UPS
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	Capital Trust, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (as filed on March 2, 2010) Proxy Statement on Schedule 14A (as filed on April 29, 2010) File No. 001-14788
Ladies and Gentlemen:
On behalf of Capital Trust, Inc., a Maryland corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comments conveyed in its comment letter, dated August 4, 2010 (the “Comment Letter”). This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906.

Sincerely,
/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP MLZ

Capital Trust, Inc.
Memorandum of Capital Trust, Inc.’s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated August 4, 2010
The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
Comment 1. We note your attorney has submitted the acknowledgement for the following on your behalf. However, this acknowledgement must be provided by the company directly. Please provide in writing a statement acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: Please find attached a letter signed by the Company’s chief financial officer that contains the requested acknowledgment.
Financial Statements and Notes
Consolidated Statements of Operations, page F-7
Comment 2. We have considered your response to comment five. Pursuant to SAB Topic 11K, to the extent relevant and material disclosures outlined in Industry Guide 3 are applicable to you, it should be provided. Please confirm that you will expand future filings to include such disclosures.
Response: The Company acknowledges the Staff’s comment and the Company will include in future periodic filings, material and relevant disclosures as required by Industry Guide 3.
Note 9 — Debt Obligations
Collaterialized Debt Obligations, page F-33
Comment 3. We have considered your response to comment 11. We note that all four of your CDOs are considered variable interest entities under Topic 810 of the FASB Accounting Standards Codification and have been consolidated due to your residual interest in the debt and equity issued by the CDO trusts and the control provisions of these entities. We also note that any payments to, or repurchases from your CDOs would not be recorded as contingent liabilities or guarantee payments. Pease clarify why you believe you are not required to record a provision for the loss you would incur upon the requirement to perform under this recourse obligation under either Topic 450 or 460 of the FASB Accounting Standards Codification. In addition, please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification.
Response: While the requirement to perform under the recourse obligation could adversely impact the Company’s liquidity, requiring it to earmark cash to satisfy the obligation, we believe it does not require us to record any additional provision for loss against assets that are consolidated. Quarterly, the Company evaluates each asset recorded on its consolidated balance sheet for impairment. This analysis is performed without regard to how such asset is financed or whether the Company may be required to repurchase the asset due to a breach of a representation or warranty. Such a breach, however, would ordinarily be taken into consideration when evaluating the asset for impairment.
Pursuant to the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification, the Company will add the disclosure below in future filings:
“In the event of breaches of certain representations or warranties provided at the time we formed each of our four CDOs and contributed the loans and securities that serve as collateral for the CDOs, we may be required to repurchase certain of those loans and securities. These obligations do not relate to the credit performance of the loans or securities contributed to the CDOs, but only to breaches of specific representations and warranties. Since inception, we have not been required to make any repurchases nor have we received any notice of assertion of a potential breach of representation or warranty. Any payment to repurchase a loan or security would impact the Company’s liquidity. Dependent upon the size of any such payment, the impact to liquidity could be material.
Exhibits
Comment 4. We have reviewed your response to comment 12 in our letter dated June 17, 2010. Please note that if you include material contracts pursuant to Item 601 (b)(10) of Regulation S-K, those contracts must be filed in their entirety. In the alternative, if any contract, in its entirety, is no longer material to investors, you should remove it from your Exhibit List.
Response: The Company acknowledges the Staff’s comment and will re-file Exhibit 10.59 as an exhibit to its next Form 10-Q quarterly report to include the form of transaction closing opinion and the form of warrant. The registration rights agreement is separately filed as Exhibit 10.60 and the Company respectfully submits that a duplicate need not be filed as part of Exhibit 10.59. The Company will also re-file Exhibits 10.61 and 10.76 to include the omitted form of officer certificates. The Company will re-file Exhibits 10.46.d, 10.49.b, 10.50.b, 10.69 and 10.73 to include the omitted lists, but will redact substantially all of the information pursuant to a confidential treatment request that it will submit concurrently with its next Form 10-Q quarterly report.
Proxy Statement on Schedule 14A, filed April 29, 2010
Compensation Discussion and Analysis, page 12

Comment 5. We note your response to comment 15 in our letter dated June 17, 2010 that bonuses paid for 2009 were based on the compensation committee’s subjective assessment of the contributions made by your NEOs. Even if you did not have specific performance-based criteria for bonus payouts, please tell us how you considered quantitative and qualitative achievements in determining bonuses paid. Please provide us with a discussion of the actual performance measures considered and the impact on bonuses awarded. Confirm that you will provide similar disclosure, as applicable, in future filings. Refer to Item 402(b)(2)(v) and Instructions 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.
Response: As noted in the prior response, the Company restructured substantially all of its debt obligations to address negative aspects of its capital structure and otherwise stabilize its business. The failure to achieve this restructuring would have exposed the Company to the risk that the lenders would exercise their remedies which would have had a material adverse effect on the Company. Given the situation, the Compensation Committee did not develop or consider any specific quantitative performance measures, and as such, no measures were available when determining the bonus. The bonus decision as a qualitative matter was made to reward the executives for achieving the restructuring and eliminating the foregoing risk. Given the Company’s financial condition, the Committee also considered the need to retain its key executives as well in awarding the bonuses. In future filings, the Company will address the reasons for the bonus decisions and disclose the specific qualitative achievement rewarded, and to the extent quantitative performance measures are considered, the actual performance achieved.

August 13, 2010
via edgar
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	Capital Trust, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (as filed on March 2, 2010) Proxy Statement on Schedule 14A (as filed on April 29, 2010) File No. 001-14788
Ladies and Gentlemen:
               At the request of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to its letter of comment, dated August 4, 2010, on behalf of Capital Trust, Inc. (the “Company”), the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CAPITAL TRUST, INC.
By:	/s/ Geoffrey G. Jervis
	Name:	Geoffrey G. Jervis
	Title:	Chief Financial Officer

cc: Michael L. Zuppone